Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

This correspondence was distributed on February 10, 2012.

Important Information from Aon about the Stock Conversion—for Colleagues in the U.K.

On 13 January 2012, we announced that our corporate headquarters will move from Chicago to London and our place of incorporation will move from Delaware to the United Kingdom. As many of our colleagues own Aon stock, we would like to highlight some information regarding U.K. tax implications for colleagues that own shares.

U.K. Tax Implications

As a result of this transaction, our stockholders will receive one Class A Ordinary Share of the new U.K. holding company in exchange for each share of common stock previously held in Aon Delaware. It’s important to understand that this exchange will not change the number of whole shares you hold.

The transaction is not a tax-exempt exchange, and U.K. colleagues that own shares could recognize a capital gain on the receipt of Class A Ordinary Shares in exchange for Aon Delaware common stock in connection with this event.

U.K. Capital Gains Tax Treatment

Colleagues may have Aon stock, or rights to stock, from different sources, and the impact on their stock holdings may vary as a result. Generally, your equity interest will fall into one of two categories: 1) Shares Owned Outright; 2) Shares with Restrictions or Deferral Arrangements.

1.  Shares Owned Outright:

At the effective time of the merger, an individual shareholder of Aon Delaware who is resident or ordinarily resident in the U.K. will be treated as disposing of their shares in Aon Delaware for a consideration equal to the market value of the shares at that time, which may, depending on the shareholder’s individual circumstances, give rise to a chargeable gain or an allowable loss for the purposes of U.K. Capital Gains Tax (CGT).

Whether this is chargeable in the 2011/2012 or 2012/2013 tax year will depend on the timing of when the transaction becomes unconditional. This is currently uncertain and will be communicated once known.

Providing it has not already been used, a CGT annual exempt amount may mean any gain is not taxable. The CGT annual exempt amount for each of the tax years 2011/2012 and 2012/2013 is £10,600. Brought forward capital losses may also be set against any gain.

Shareholders will be treated as acquiring the new U.K. holding company’s shares for a consideration equal to the market value of the Aon Delaware shares at the time of the merger for capital gains tax purposes.

2.  Rights to Shares with Restrictions or Deferral Arrangements:

These are shares that you do not yet own but that you have the right to acquire (or may have the right to acquire) in the future. This category includes awards that are subject to some type of restriction (vesting or performance based) or a deferral arrangement, including:

•                  Unvested Restricted Stock Unit (RSU) awards or share options, or performance award share units

•                  Vested but unexercised share options

•                  Options under the Aon U.K. Sharesave Scheme (Save As You Earn, or SAYE)

•                  Options under the U.K. Approved Subplan to the Rules of the Aon Stock Incentive Plan (Company Share Option Plan, or CSOP)

Awards of RSUs, share options, or performance award share units that are unvested at the time of the transaction will, upon vesting, entitle their holder to an equivalent number of shares in the new U.K. holding company.

Individual holders of unexercised unapproved share options or unvested restricted stock unit awards (that is, options or restricted stock unit awards that are granted outside the SAYE and CSOP schemes) who are resident or ordinarily resident in the U.K., or who were otherwise taxable in the U.K. on their employment income when their option/restricted stock unit was granted, should not be subject to tax at the time of the transaction. Any gain will be subject to income tax and national insurance contributions as normal when the awards vest or options are exercised.

Members of the existing SAYE and CSOP schemes should be unaffected by the change other than they will be entitled to acquire an equivalent number of shares in the new U.K. holding company.

Next Steps

We are committed to providing colleague shareholders access to expert resources that can help you understand what tax you might owe and the timing of your potential payment.

PricewaterhouseCoopers (PwC) is available to provide assistance to colleagues that have additional questions about how this transition will work and what it means for your holdings. Aon is scheduling a webinar to help guide you through this process, and will post details on the KE shortly. Until that time, please feel free to e-mail the Executive Compensation Team with questions at AonStockConversion@Aon.com, or call PwC U.K. at +44 (0)20 7212 1415.

Sincerely,

Aon Executive Compensation

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.